UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2017

Commission File Number 001-35591

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

GRAÑA Y MONTERO GROUP
(Translation of registrant’s name into English)
Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F __X__          Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______        No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Lima, March 24, 2017

Messrs.,

Superintendencia del Mercado de Valores – SMV

Present. -

Reference:  Relevant Information Communication

Dear Sirs:

We hereby announce as a Relevant Information Communication, pursuant to the Regulations of Relevant Information Communications and Reserved Information, that today, the Company has become aware, through our lawyers, the US law firm Simpson Thacher & Barlett LLP, of a civil lawsuit filed by the law firm Robbins Gellar against the Company in the federal courts of the United States of America based on the investigations that are being carried out against Odebrecht in that country.

Likewise, we further inform that, to date, the aforementioned lawsuit has not been formally notified to the Company and that we have not waived our right to receive a formal notice of this claim, however, and based on the publicly available information, we note that such lawsuit seeks monetary compensation plus interests for alleged damages caused to a holder of American Depositary Shares (ADS) issued by the Company. If the claim is granted, the compensation amount would be determined by the Court in the civil proceeding.

Finally, we reiterate our commitment to disseminate the relevant events that are generated in relation to the Graña y Montero Group, pursuant to the Regulations of Relevant Information Communications and Reserved Information.

Sincerely,

___________________________
/s/ Claudia Drago Morante
Stock Market Representative
Graña y Montero S.A.A.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ CLAUDIA DRAGO MORANTE

Name: Claudia Drago Morante

Title: Stock Market Representative

Date: March 24, 2017